EXHIBIT 99.1

NOMAD ROYALTY COMPANY TO COMMENCE TRADING ON THE NYSE

Montreal, Québec – August 26, 2021

Nomad Royalty Company Ltd. (“Nomad”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that its common shares are anticipated to begin trading on the New York Stock Exchange (“NYSE”) on or about August 31, 2021, under the symbol “NSR”. In addition to listing and trading on the NYSE in U.S. dollars, Nomad’s common shares will continue to be listed and traded in Canada on the Toronto Stock Exchange (“TSX”) in Canadian dollars under the symbol “NSR”.

Shareholders that purchased their Nomad common shares “over-the-counter” or OTC, including shareholders whose shares are denoted in their institution/broker account with the symbol “NSRXF”, are advised to monitor their account to ensure their holdings are updated to reflect the NYSE listing and trading symbol, as Nomad expects OTC quotations for its common shares to cease in connection with the NYSE listing.

Nomad’s common shares will also continue to trade on the Frankfurt Stock Exchange (“FSE”) under the symbol “IRL”.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 15 royalty, stream, and gold loan assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4	nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include: the listing and commencement of trading on the NYSE, the cease of quotation on the OTC markets, the continued listing on the TSX and FSE, the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market and business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

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